September 20, 2016

VIA EDGAR

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Suzanne Hayes, Assistant Director, Office of Healthcare
and Insurance

Re:	National Interstate Corporation Schedule 13E-3
Filed on August 16, 2016 by American Financial Group, Inc. et al.
File No. 005-80324

Preliminary Merger Proxy Statement on Schedule 14A
Filed on August 16, 2016 by National Interstate Corporation
File No. 000-51130

Dear Ms. Hayes:

On behalf of our clients, National Interstate Corporation (the “Company”), American Financial Group, Inc. (“AFG”), Great American Insurance Company (“Parent”) and GAIC Alloy, Inc. (“Merger Sub”, together with the Company, AFG and Parent, the “Filing Persons”), we are writing to respond to the comments contained in a letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 12, 2016 (the “Comments”) relating to the Schedule 13E-3 (File No. 005-80324) (the “Schedule 13E-3”) filed by the Filing Persons and the Preliminary Proxy Statement on Schedule 14A (File No. 000-51130) (the “Proxy Statement”) filed by the Company with the Commission, in each case, on August 16, 2016. We greatly appreciate the Staff’s assistance with respect to each of the Schedule 13E-3, the Proxy Statement and the amendments thereto.

In connection with this response letter to the Comments, the Filing Persons have filed Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and have enclosed, as Exhibit A to this letter, the Amended Schedule 13E-3, along with marked pages, as Exhibit B to this letter, showing changes from the relevant portions of the initial filing of the Schedule 13E-3, for your review. In addition, the Company has filed Amendment No. 1 to the Company’s Proxy Statement (the “Amended Proxy Statement”) and has also enclosed, as Exhibit C to this letter, the Amended Proxy Statement, along with marked pages, as Exhibit D to this letter, showing changes from the relevant portions of the initial filing of the Proxy Statement, for your review. The marked pages reflect changes made in response to the Comments. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Proxy Statement. References herein to page numbers are to page numbers in the Amended Proxy Statement. We have recited the Comments in italics type and have followed each Comment with the response to such Comment.

Ms. Hayes

September 20, 2016

Schedule 13E-3

Introduction

1.	Please delete the last paragraph in this section as it attempts to improperly disclaim responsibility for disclosure made by all of the filing persons.

Response: In response to the Staff’s comment, the Filing Persons have deleted the last paragraph of the Introduction to the Amended Schedule 13E-3. See page 1 of the Amended Schedule 13E-3.

Preliminary Merger Proxy

General

2.	Please mark your preliminary proxy statement and form of proxy “Preliminary Copies.”

Response: In response to the Staff’s comment, the Company has marked the preliminary proxy statement and form of proxy with a header that states “PRELIMINARY PROXY MATERIALS - SUBJECT TO COMPLETION – DATED SEPTEMBER 20, 2016” See pages 2 and 5 of the Amended Proxy Statement.

Material U.S. Federal Income Tax Consequences of the Merger, page 11

3.	We note that you state that investors “should” consult their own tax advisors. Please revise to indicate that investors are encouraged to consult their own tax advisors, rather than stating that they “should” do so.

Response: In response to the Staff’s comment, the Company has revised the disclosure to indicate that investors are encouraged to consult their own tax advisors, rather than stating that they “should” do so. See page 11 of the Amended Proxy Statement.

Special Factors, page 21

Background of the Merger, page 21

4.	Please revise to identify by name the “unaffiliated directors” who served on the special committee.

Response: In response to the Staff’s comment, the Company has revised the disclosure to identify by name the “unaffiliated directors” who served on the special committee. See page 31 of the Amended Proxy Statement.

Ms. Hayes

September 20, 2016

5.	Please disclose here and elsewhere in the document as appropriate to state that Mr. Spachman has entered into a voting agreement with the Parent to vote in favor of the merger and against any competing offer. Please explain why he did so and how this may affect his ability to receive or review any alternative transactions.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the document to state that Mr. Spachman has entered into a voting agreement with Parent to vote in favor of the merger and against any competing offer and to explain why he did so and how this may affect his ability to receive or review any alternative transactions. See pages 3, 7, 11, 32, 36, 59 and 86-87 of the Amended Proxy Statement.

6.	Please revise your disclosure to briefly note the reasons why Parent increased the price of the tender offer from $28.00 per share to $30.00 per share on February 18, 2014.

Response: In response to the Staff’s comment, the Company has revised the disclosure to note the reason why Parent increased the price of the tender offer from $28.00 per share to $30.00 per share on February 18, 2014. See page 21 of the Amended Proxy Statement.

7.	We note your disclosure regarding Mr. Spachman’s initiation of litigation seeking to enjoin the prior tender offer. Please revise your disclosure to briefly describe any material deliberations, claims or discussions that preceded initiation of this litigation.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure regarding Mr. Spachman’s initiation of litigation seeking to enjoin the prior tender offer. Please note that there were no material deliberations, claims or discussions that preceded the initiation of such litigation. See page 21 of the Amended Proxy Statement.

8.	Please revise your disclosure to explain how Parent determined the initial proposed purchase price of $30.00 per share presented to the board of directors of AFG on March 6, 2016.

Response: In response to the Staff’s comment, the Company has revised the disclosure to explain how Parent determined the initial proposed purchase price of $30.00 per share presented to the board of directors of AFG on March 6, 2016. See page 21 of the Amended Proxy Statement.

9.	Please revise your disclosure to explain why Mr. Michelson attended the April 6, 2016 telephonic meeting, but did not participate in the meeting.

Response: In response to the Staff’s comment, the Company has revised the disclosure to explain why Mr. Michelson attended the April 6, 2016 telephonic meeting but did not participate in the meeting. See page 24 of the Amended Proxy Statement.

10.	Please revise your disclosure to disclose what specifically was discussed at the June 24, 2016 meeting of AFG’s directors that led to the increase in AFG’s offer to $30.75 per share.

Ms. Hayes

September 20, 2016

Response: In response to the Staff’s comment, the Company has revised the disclosure to disclose what specifically was discussed at the June 24, 2016 meeting of AFG’s directors that led to the increase in AFG’s offer to $30.75 per share. See page 27 of the Amended Proxy Statement.

11.	Please revise your disclosure to explain why the special committee determined on June 27, 2016 that the Revised Proposal “was inadequate and not in the best interest of the Public Shareholders.”

Response: In response to the Staff’s comment, the Company has revised the disclosure to explain the special committee’s determination on June 27, 2016 that the Revised Proposal was inadequate and not in the best interest of the Public Shareholders. See page 27 of the Amended Proxy Statement.

12.	Please revise your disclosure to disclose what specifically was discussed at the July 5, 2016 meeting of AFG’s directors that led to the increase in AFG’s offer to $32.00 per share.

Response: In response to the Staff’s comment, the Company has revised the disclosure to disclose what specifically was discussed at the July 5, 2016 meeting of AFG’s directors that led to the increase in AFG’s offer to $32.00 per share. See page 28 of the Amended Proxy Statement.

Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger, page 33

13.	We note your disclosure that the filing persons determined that the merger is fair and in the best interest of the Company and its “Public Shareholders,” whom you define as “shareholders (other than Purchasers and their affiliates (assuming for this purpose that the Company and its subsidiaries are not affiliates of Purchasers)...)” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders of National Interstate Corporation. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify that officers and directors of the Company are affiliates of the Company and to more clearly and consistently articulate that the merger is substantively and procedurally fair to unaffiliated security holders of National Interstate Corporation. See page 22 of the Amended Proxy Statement.

Ms. Hayes

September 20, 2016

14.	Please ensure that you specifically address each factor listed in Instruction 2 to Item 1014 of Regulation M-A in your discussion of the fairness determination to unaffiliated security holders. For instance, we note your disclosure does not specifically address going concern value or liquidation value. To the extent a factor in Instruction 2 was not considered in your determination, you should briefly address why for each such factor.

Response: In response to the Staff’s comment, the Company has revised the disclosure to specifically address those factors listed in Instruction 2 to Item 1014 of Regulation M-A that were not previously addressed in the Company’s discussion of the fairness determination to unaffiliated security holders. Specifically, disclosures have been added addressing going concern value and liquidation value – i.e., factors (iv) and (v) in Instruction 2. Please note that both of these factors have been addressed on page 37 of the Amended Proxy Statement.

The Company also advises the Staff that the remaining factors in Instruction 2 have been addressed in the document. Specifically, Item 1014(c) is addressed in the first bullet of the discussion of the special committee’s consideration of procedural safeguards on page 35 of the Amended Proxy Statement, Item 1014(d) is addressed on page 36 of the Amended Proxy Statement, and Item 1014(e) is addressed in the lead-in language on page 33 of the Amended Proxy Statement. Factors (i), (ii) and (iii) of Instruction 2 are addressed in the first bullet of the discussion of the special committee’s reasons for the merger on page 33 of the Amended Proxy Statement, factor (vi) is addressed on page 96 of the Amended Proxy Statement, factor (vii) is addressed on pages 34 and 37 of the Amended Proxy Statement and factor (viii) is addressed on page 38 of the Amended Proxy Statement.

15.	We note your statement on page 34 that the special committee considered strategic alternatives to the merger. Please expand your disclosure to describe the alternatives and the reasons you rejected each alternative. For instance, describe the potential acquisition first referenced in the last paragraph on page 26.

Response: In response to the Staff’s comment, the Company has expanded the disclosure to describe the strategic alternatives to the merger. The Company also respectfully advises the Staff that the possibility of National Interstate Corporation continuing as an independent public company is discussed in the “Special Factors—Background of the Merger” section of the document.

In addition, the Company respectfully advises the Staff that the Potential Acquisition discussed in “Special Factors—Background of the Merger” section of the document was a potential acquisition of another company by the Company. The Potential Acquisition was not a potential acquisition of the Company by a third party other than AFG, and the Potential Acquisition was not a strategic alternative to the merger. See page 5 of the Amended Proxy Statement for revised disclosure that clarifies the nature of the Potential Acquisition.

Ms. Hayes

September 20, 2016

16.	We note your statement on page 34 that because the Public Shareholders will receive cash for their shares, they will have “immediate liquidity and receive certain value for their shares.” Please explain how this factor makes the offer fair when there is currently a liquid trading market for your common shares.

Response: In response to the Staff’s comment and the Staff’s position that there is currently a liquid trading market for the Company’s common shares, the Company has revised the referenced language in the document. In addition, on behalf of AFG and Parent, we respectfully note for the Staff that the Company common shares are not as liquid as the equity securities of other publicly traded companies given the relatively low average daily trading volume of the Company’s common shares, including during the period beginning on July 1, 2015 and ending on July 22, 2016 (the trading day preceding the execution of the Merger Agreement) of 27,892 shares. See page 34 of the Amended Proxy Statement.

17.	We note the second and fifth bullet points under the lead-in “the terms of the Merger Agreement” on page 34. Please describe in more detail the deliberations leading the special committee to conclude that these factors were supportive of its determination and recommendation. We note that Parent, holding a majority interest, has clearly stated that it has no interest in selling its stake in the company and would not vote in favor of any alternative transaction.

Response: In response to the Staff’s comment, the Company has revised the document to describe in more detail the deliberations leading the special committee to conclude that the factors cited in the Staff’s comment were supportive of the special committee’s determination and recommendation with respect to the merger. The Company also respectfully advises the Staff that such factors were considered, notwithstanding statements made by Parent regarding its lack of interest in selling its stake in the Company and refusal to vote in favor of an alternative transaction, in order to preserve the ability of the Company and the Board, as applicable, to furnish information to and engage in discussions or negotiations with third parties and/or to change or withdraw the Board’s recommendation with respect to the Merger Agreement and the merger, in each case in order to fulfill the Board’s fiduciary duties to its shareholders to maximize shareholder value. See pages 34-35 of the Amended Proxy Statement.

18.	Please provide the disclosure required by Item 1014(d) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has provided the disclosure required by Item 1014(d) of Regulation M-A. See page 36 of the Amended Proxy Statement.

Preliminary Presentations by Morgan Stanley, page 44

19.	Please summarize the presentation delivered on June 2, 2016, or advise as to why you believe that this is not necessary. We note that certain of the slides in this presentation, particularly slide 6, appear to be material.

Response: In response to the Staff’s comment, the Company has revised the disclosure to include a summary of the presentation delivered on June 2, 2016. See page 47 of the Amended Proxy Statement.

Ms. Hayes

September 20, 2016

Purposes and Reasons of Parent and Merger Sub for the Merger, page 48

20.	Please revise your disclosure to address any negative factors considered by AFG and Parent in deciding whether to pursue the merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure to address the negative factors considered by AFG and Parent in deciding whether to pursue the merger. See page 49 of the Amended Proxy Statement.

Position of AFG, Parent and Merger Sub as to Fairness of the Merger, page 49

21.	Please revise your disclosure to indicate who in particular was responsible for making the fairness determination at AFG, Parent and Merger Sub. Briefly describe the process involved.

Response: In response to the Staff’s comment, the Company has revised the disclosure to indicate who in particular was responsible for making the fairness determination at AFG, Parent and Merger Sub and the process involved. See page 52 of the Amended Proxy Statement.

22.	It appears that the primary factors cited in support of the merger as set forth in the first bullet point and sub-bullet points on page 50 have been present for some time and that you had previously undertaken a going private transaction in 2014. Please revise your disclosure to describe the reasons for undertaking the transaction at this particular time as opposed to another time in the registrant’s operating history. Please refer to Item 1013(c) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure to describe the reasons for undertaking the transaction at this particular time as opposed to another time in the Company’s operating history. See page 48 of the Amended Proxy Statement.

Certain Effects of the Merger, page 52

23.	Please include the disclosure required by Instruction 3 of Item 1013 of Regulation M-A. Projected Financial Information, page 54.

Response: In response to the Staff’s comment, the Company has revised the disclosure to include the disclosure required by Instruction 3 of Item 1013 of Regulation M-A. See page 53 of the Amended Proxy Statement.

Ms. Hayes

September 20, 2016

24.	We note the statement that the inclusion of the projected financial information should not be regarded as an indication that AFG, the special committee or Morgan Stanley considered, or now considers, this information to be material. Please reconcile this disclosure with the fact that this information forms the basis of certain financial analyses used in rendering the fairness opinion.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify the statement regarding the projected financial information to reflect the fact that such information was considered in rendering the fairness opinion. See page 54 of the Amended Proxy Statement.

Financing, page 58

25.	Please disclose the specific source of funds to be used in the transaction. If Merger Sub will have access to cash on hand at Parent or AFG, so state. If the funds will be borrowed, please make the disclosures required by Item 1007(b) and (d) and by Item 1016(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure to disclose the specific source of funds to be used in the transaction. See pages 58-59 of the Amended Proxy Statement. Note that on August 15, 2016, AFG filed with the Commission a prospectus supplement regarding its offering of $300 million 3.500% senior notes due August 15, 2026, a portion of the proceeds of which was intended to be used to fund the purchase price for the merger. However, the offering was not conditioned upon, and is not intended to be consummated before, the closing of the merger.

Material U.S. Federal Income Tax Consequences of the Merger, page 63

26.	Please delete the statement that this section is a “general discussion” as this disclaimer may imply that you have not disclosed all material tax consequences of the merger.

Response: In response to the Staff’s comment, the Company has deleted the word “general” from the referenced section of the Amended Proxy Statement. See page 63 of the Amended Proxy Statement.

Explanatory Note Regarding the Merger Agreement, page 72

27.	Please revise this paragraph to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, the Company has revised the disclosure to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws. See page 72 of the Amended Proxy Statement.

Ms. Hayes

September 20, 2016

Where You Can Find Additional Information, page 105

28.	Please revise to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year, such as the Form 10-Q for the period ended March 31, 2016 and the Forms 8-K filed on February 29, March 11, April 6 and May 10, 2016. Refer to Instruction 2(b) of Item 14 of Schedule 14A and Item 11(a)(2) of Form S-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year. See page 106 of the Amended Proxy Statement.

* * * *

We have separately included a “Tandy” acknowledgement letter by the Company, dated as of September 20, 2016, in connection with this response letter, the Amended Schedule 13E-3 and the Amended Proxy Statement. If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact Thomas M. Cerabino, at (212) 728-8208, or Jon A. Hlafter, at (212) 735-2512.

Very truly yours,

/s/ Thomas M. Cerabino
Thomas M. Cerabino
Willkie Farr & Gallagher LLP

/s/ Jon A. Hlafter
Jon A. Hlafter
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Mary Beth Breslin, U.S. Securities and Exchange Commission
David Orlic, U.S. Securities and Exchange Commission
Christina Thomas, U.S. Securities and Exchange Commission
Arthur J. Gonzales, National Interstate Corporation
Gregory B. Astrachan, Willkie Farr & Gallagher LLP
Todd G. Cosenza, Willkie Farr & Gallagher LLP
Robert A. Rizzo, Willkie Farr & Gallagher LLP
Vito C. Peraino, American Financial Group, Inc.
Mark A. Weiss, American Financial Group, Inc.
Todd E. Freed, Skadden, Arps, Slate, Meagher & Flom LLP

enclosures

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